Exhibit 99.1

SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED OCTOBER 6, 2025 IN RESPECT OF THE SPECIAL GENERAL MEETING OF SHAREHOLDERS OF KOLIBRI GLOBAL ENERGY INC. TO BE HELD ON NOVEMBER 25, 2025

1.	SUPPLEMENT TO CIRCULAR

This supplement (the “Supplement”) amends the management information circular dated October 6, 2025 and related materials (collectively, the “Circular”) sent to shareholders (“Shareholders”) of Kolibri Global Energy Inc. (“Company”) in connection with the special general meeting of Shareholders (the “Meeting”) to be held on November 25, 2025 at 9:00 a.m. (Pacific time) called by the Company in response to a shareholder requisition made on behalf of TFG Asset Management UK LLP. The purpose of the Meeting is to vote on altering the Notice of Articles of the Company to cap the number of common shares of the Company (“Shares”) that the Company is authorized to issue at 37,367,894 (the “Proposed Resolution”).

Capitalized terms used in this Supplement that are not defined herein have the respective meanings given to them in the Circular.

2.	VOTING INTENTIONS OF KOLIBRI’S OFFICERS AND DIRECTORS

The Circular stated that all of the officers and directors of the Company opposed the Proposed Resolution and also agreed to vote, or cause to be voted, all of the Shares held or controlled by them against the Proposed Resolution, representing, in aggregate, approximately 17.35% of the Company’s outstanding Shares. After the Circular had been approved by all of the directors, and the Circular had been delivered, David Neuhauser, a director of the Company, confirmed to the Company that he is undecided as to how he will vote or cause to be voted the Shares he owns or exercises control or direction over. As a result, the number of Shares which are currently agreed to be voted by officers and directors of the Company at this time represents approximately 1.32% of the issued and outstanding Shares.

If Mr. Neuhauser advises the Company of his decision with respect to his voting intentions in the future, the Company will update shareholders by way of a subsequent news release. Mr. Neuhauser remains opposed to the Proposed Resolution in his capacity as a director.

The Board has carefully reviewed the Proposed Resolution and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company. Management and the Board unanimously recommends that shareholders vote AGAINST the Proposed Resolution.

DATED this 21st day of October, 2025.

Approved by the Board of Directors of Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer

THE BOARD OF DIRECTORS OF KOLIBRI GLOBAL ENERGY INC. RECOMMENDS SHAREHOLDERS VOTE AGAINST THE SHAREHOLDER RESOLUTION.

VOTE USING THE GREEN PROXY PRIOR TO 9:00 A.M. (PACIFIC TIME)
ON FRIDAY NOVEMBER 21, 2025

VOTING METHOD	BENEFICIAL SHAREHOLDERS Shares held with a broker, bank, or other intermediary.	REGISTERED SHAREHOLDERS Shares held in own name and represented by a physical certificate or DRS.
	Go to www.proxyvote.com, use the 16-digit control number printed on the voting instruction form and follow the instructions on the screen.	Go to www.investorvote.com, use the 15-digit control number printed on the form of proxy and follow the instructions on the screen.
	Call the toll-free number listed on your Voting Instruction Form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)
	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.	Complete, date and sign your form of proxy and return it in the enclosed postage paid envelope to: Computershare Investor Services Inc. 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6

Laurel Hill Advisory Group

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